The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated June 7, 2016

Preliminary Pricing Supplement (To Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus Addendum dated February 3, 2015)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

US$

FIXED RATE BARRIER NOTES LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE DUE JUNE 13, 2017

Issuer:	Barclays Bank PLC	Series:	Global Medium-Term Notes, Series A

Original Trade Date(*):	June 7, 2016	Final Valuation Date(**):	June 9, 2017

Original Issue Date:	June 13, 2016	Maturity Date(***):	June 13, 2017

Initial Swap Rate(****):	1.675%	Final Swap Rate:	The 10-Year U.S. Dollar ICE Swap Rate on the Final Valuation Date.

Barrier Level:	0.8375%, which is equal to 50% of the Initial Swap Rate.	Underlier Performance:	The Final Swap Rate divided by the Initial Swap Rate. In no event, however, will the Underlier Performance be less than 0%.

Interest Rate Type:	Fixed Rate	Interest Rate:	5.15% per annum

Reference Asset/Underlier:

10-Year U.S. Dollar ICE Swap Rate, which is, on any swap business day (as defined herein), the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

Payment at Maturity:

If the Final Swap Rate is equal to or greater than the Barrier Level, you will receive 100% of the principal amount of your Notes on the maturity date.

If the Final Swap Rate is less than the Barrier Level, your principal amount will be fully exposed to the decline in the Final Swap Rate from the Initial Swap Rate.  Under these circumstances, you will receive a cash payment on the maturity date per $1,000 principal amount Note calculated as follows:

$1,000 × Underlier Performance

If the Final Swap Rate is less than the Barrier Level, the Notes will be fully exposed to the decline in the 10-Year U.S. Dollar ICE Swap Rate from the Initial Swap Rate, and you will lose some or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PPS-5 of this preliminary pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Factors—Issuer Credit Risk,” “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” and “Consent to U.K. Bail-in Power” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus addendum.

Consent to U.K. Bail-in Power

By acquiring the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the Notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the Notes. See “Consent to U.K. Bail-in Power” on page PPS-2 of this preliminary pricing supplement and the accompanying prospectus addendum for more information.

[Terms of the Notes continue on the following page]

	Price to Public	Agent’s Commission (1) (2)	Proceeds to Barclays Bank PLC

Per Note	100%	1.25%	98.75%
Total	$	$	$

1 Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $945.00 and $980.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

2 Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and on page PA-1 of the prospectus addendum and “Selected Risk Factors” below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

Interest Payment Dates:

Payable quarterly in arrears on the 7th day of each March, June, September and December (provided, however, the final interest payment will be paid on the maturity date), commencing on September 7, 2016 and ending on the maturity date, subject to the Business Day Convention.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the maturity date.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360

CUSIP:	06741V4Y5	ISIN:	US06741V4Y55

Tax Allocation of the Interest Payments on the Notes:	Deposit: [•]% of each interest payment on the Notes Option Premium: [•]% of each interest payment on the Notes

Settlement:	DTC; Book-entry; Transferable.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this preliminary pricing supplement.

(**)The Final Valuation Date will be postponed if such date is not a swap business day, in which case the Final Valuation Date will be the first following day that is a swap business day. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the last possible valuation date is not a business day, that day will nevertheless be the Final Valuation Date, in which case the Final Swap Rate will be determined as described under “Supplemental Terms of the Notes” below. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five business days due to the occurrence of a non-swap business day on the Final Valuation Date.

(***)The maturity date will be postponed if the Final Valuation Date is postponed due to a non-swap business day. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled Final Valuation Date to and including the actual Final Valuation Date.

(****)The Initial Swap Rate was set prior to the Original Trade Date and therefore may not equal the 10-Year U.S. Dollar ICE Swap Rate on the Original Trade Date.

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the prospectus addendum dated February 3, 2015 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the prospectus addendum, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•      Prospectus Addendum dated February 3, 2015:

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 40 days after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PPS-4 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Pricing Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Pricing Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the 10-Year U.S. Dollar ICE Swap Rate (also referred to as the “swap rate” herein) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

If that rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the swap rate must be determined, the swap rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will request the principal New York City offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the swap rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the swap rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

A “swap business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

PPS-2

HYPOTHETICAL SCENARIOS

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the 10-Year U.S. Dollar ICE Swap Rate?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below are based on the Initial Swap Rate of 1.675% and the Barrier Level of 0.8375% and assume the Final Swap Rates set forth below. The actual Final Swap Rate will be the 10-Year U.S. Dollar ICE Swap Rate on the Final Valuation Date. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Swap Rate	Underlier Performance	Payment at Maturity (including the final interest payment)	Total Return on Notes (including all interest payments)
3.3500%	200.00%	$1,012.875	5.15%
3.1825%	190.00%	$1,012.875	5.15%
3.0150%	180.00%	$1,012.875	5.15%
2.8475%	170.00%	$1,012.875	5.15%
2.6800%	160.00%	$1,012.875	5.15%
2.5125%	150.00%	$1,012.875	5.15%
2.3450%	140.00%	$1,012.875	5.15%
2.1775%	130.00%	$1,012.875	5.15%
2.0100%	120.00%	$1,012.875	5.15%
1.8425%	110.00%	$1,012.875	5.15%
1.675%	100.00%	$1,012.875	5.15%
1.5075%	90.00%	$1,012.875	5.15%
1.3400%	80.00%	$1,012.875	5.15%
1.1725%	70.00%	$1,012.875	5.15%
1.0050%	60.00%	$1,012.875	5.15%
0.8375%	50.00%	$1,012.875	5.15%
0.6700%	40.00%	$412.875	-54.85%
0.5025%	30.00%	$312.875	-64.85%
0.3350%	20.00%	$212.875	-74.85%
0.1675%	10.00%	$112.875	-84.85%
0.0000%	0.00%	$12.875	-94.85%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity is calculated in different hypothetical scenarios.

Example 1: The 10-Year U.S. Dollar ICE Swap Rate increases from the Initial Swap Rate of 1.675% to a Final Swap Rate of 1.8425%, resulting in an Underlier Performance of 110.00%.

Because the Final Swap Rate is equal to or greater than the Barrier Level, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note in addition to the final interest payment.

Example 2: The 10-Year U.S. Dollar ICE Swap Rate decreases from the Initial Swap Rate of 1.675% to a Final Swap Rate of 1.5075%, resulting in an Underlier Performance of 90.00%.

Because the Final Swap Rate is equal to or greater than the Barrier Level, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note in addition to the final interest payment.

PPS-3

Example 3: The 10-Year U.S. Dollar ICE Swap Rate decreases from the Initial Swap Rate of 1.675% to a Final Swap Rate of 0.6700%, resulting in an Underlier Performance of 40.00%.

Because the Final Swap Rate is less than the Barrier Level, the investor receives a payment at maturity of $400.00 per $1,000 principal amount Note, calculated as follows:

1,000 × Underlier Performance

1,000 × 40.00% = $400.00

The investor also receives the final interest payment on the maturity date.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks.  You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement and on page PA-1 of the prospectus addendum.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•     You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Swap Rate is less than the Barrier Level, the Notes will be fully exposed to the decline in the value of the 10-Year U.S. Dollar ICE Swap Rate from the Initial Swap Rate, and you will lose some or all of your investment at maturity. Further, it is important to note that a very small percentage point change in the 10-Year U.S. Dollar ICE Swap Rate can result in a significant loss on the Notes. For example, based on the Initial Swap Rate of 1.675%, if the Final Swap Rate were to decline by only one percentage point to 0.675%, which represents approximately a 60% decline from the Initial Swap Rate, investors would lose approximately 60% of the principal amount of the Notes.

•     Your Potential Return on the Notes Is Limited, and You Will Not Participate in Any Increases in the 10-Year U.S. Dollar ICE Swap Rate — The return potential of the Notes is limited to the fixed rate interest payments, regardless of any increases in the 10-Year U.S. Dollar ICE Swap Rate.  Although you will not participate in any increases in the 10-Year U.S. Dollar ICE Swap Rate, you will be fully exposed the decline in the 10-Year U.S. Dollar ICE Swap Rate from the Initial Swap Rate if the Final Swap Rate is below in the Barrier Level.

•     Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority— Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the

PPS-4

Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. Accordingly, your rights as a holder of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this preliminary pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

•     Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, the prospectus and the prospectus addendum. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•     We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•     Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “Selected Risk Factors—We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes.  In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•     Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•     The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower,

PPS-5

than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•     The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•     The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•     The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•     The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•     The Payment at Maturity on the Notes is Not Based on the 10-Year U.S. Dollar ICE Swap Rate at Any Time Other Than on the Final Valuation Date — The payment at maturity is not based on the 10-Year U.S. Dollar ICE Swap Rate at any time other than on the Final Valuation Date, and if the Final Swap Rate is below the Barrier Level, your payment at maturity, if any, of less than the principal amount of your Notes will be based solely on the Final Swap Rate as compared to the Initial Swap Rate.  Therefore, if the value of the 10-Year U.S. Dollar ICE Swap Rate drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive

PPS-6

for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the value of the 10-Year U.S. Dollar ICE Swap Rate at a time prior to such drop or after the value of the 10-Year U.S. Dollar ICE Swap Rate has recovered. Although the value of the 10-Year U.S. Dollar ICE Swap Rate on the maturity date or at other times during the life of your Notes may be higher than the 10-Year U.S. Dollar ICE Swap Rate on the Final Valuation Date, you will not benefit from the value of the 10-Year U.S. Dollar ICE Swap Rate at any time other than on the Final Valuation Date.

•                  10-Year U.S. Dollar ICE Swap Will Be Affected by a Number of Factors—The 10-Year U.S. Dollar ICE Swap Rate will be affected by a number of factors, including but not limited to:

o                changes in, or perceptions, about the future 10-Year U.S. Dollar ICE Swap Rate;

o                general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the 10-Year U.S. Dollar ICE Swap Rate;

o                prevailing interest rates: the 10-Year U.S. Dollar ICE Swap Rate is subject to daily fluctuations depending on prevailing interest rates in the market generally; and

o                policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment at maturity and on the value of the Notes in the secondary market.

•                  10-Year U.S. Dollar ICE Swap May Be Volatile—The 10-Year U.S. Dollar ICE Swap Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

o                sentiment regarding the U.S. and global economies;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets;

central bank policy regarding interest rates; and

o                performance of capital markets.

Volatility of the 10-Year U.S. Dollar ICE Swap Rate may have a negative impact on the payment at maturity and on the value of the Notes in the secondary market.

•                  The Historical 10-Year U.S. Dollar ICE Swap Rates Are Not an Indication of Future 10-Year U.S. Dollar ICE Swap Rates—In the past, the 10-Year U.S. Dollar ICE Swap Rate has experienced significant fluctuations.  Historical 10-Year U.S. Dollar ICE Swap Rates, fluctuations and trends are not necessarily indicative of future 10-Year U.S. Dollar ICE Swap Rates. Any historical upward or downward trend in the 10-Year U.S. Dollar ICE Swap Rate is not an indication that the 10-Year U.S. Dollar ICE Swap Rate is more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical 10-Year U.S. Dollar ICE Swap Rates as an indication of future 10-Year U.S. Dollar ICE Swap Rates.

•     The 10-Year U.S. Dollar ICE Swap Rates and the Manner in Which It Is Calculated May Change in the Future—There can be no assurance that the method by which the 10-Year U.S. Dollar ICE Swap Rate is calculated will continue in its current form.  Any changes in the method of calculation could reduce the 10-Year U.S. Dollar ICE Swap Rate and thus have a negative impact on the payment at maturity and on the value of the Notes in the secondary market.

•     The 10-Year U.S. Dollar ICE Swap Rate May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner—If, on the latest possible valuation date, the 10-Year U.S. Dollar ICE Swap Rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then the 10-Year U.S. Dollar ICE Swap Rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the 10-Year U.S. Dollar ICE Swap Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 10-Year U.S. Dollar ICE Swap Rate determined in this manner and used in the determination of the payment at maturity on the Notes may be different from the rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the 10-Year U.S. Dollar ICE Swap Rate.

PPS-7

•                  Hedging and Trading Activity by the Issuer and Its Affiliates Could Potentially Adversely Affect the Value of the Notes—The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the Notes on or prior to the Original Trade Date and prior to maturity could adversely affect the 10-Year U.S. Dollar ICE Swap Rate and, as a result, could decrease the amount an investor may receive on the Notes at maturity.

•                  Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain or loss you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income or loss.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case require you to accrue income in respect of the Notes at a rate that exceeds the portion of the interest payments treated as interest on the Deposit for U.S. federal income tax purposes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— Several factors will influence the value of the Notes in the secondary market and the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase or sell the Notes in the secondary market.  Although we expect that generally the 10-Year U.S. Dollar ICE Swap Rate on any day will affect the value of the Notes more than any other single factor, other factors that may influence the value of the Notes include:

o                the value and volatility (frequency and magnitude of changes in value) of the 10-Year U.S. Dollar ICE Swap Rate;

o                interest and yield rates in the market;

o                time remaining until the Notes mature;

o                geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the 10-Year U.S. Dollar ICE Swap Rate; and

o                any actual or anticipated changes in our credit ratings or credit spreads.

The 10-Year U.S. Dollar ICE Swap Rate may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “10-Year U.S. Dollar ICE Swap Rate Overview” below.  You may receive less, and possibly significantly less, than the principal amount per Note if you try to sell your Notes prior to maturity.

10-YEAR U.S. DOLLAR ICE SWAP RATE OVERVIEW

The 10-Year U.S. Dollar ICE Swap Rate (also referred to herein as the “swap rate”) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The 10-Year U.S. Dollar ICE Swap Rate is one of the market-accepted indicators of longer term interest rates.

PPS-8

Please see “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the calculation agent if the swap rate cannot be determined in the manner described above on the Final Valuation Date.

The following table sets forth the published high, low and period-end swap rates for each quarter for the period of January 1, 2011 through June 6, 2016. The associated graph shows the swap rates for each day in the same period. The swap rate on June 6, 2016 was 1.611%. We obtained the swap rates in this section from Bloomberg, without independent verification.  The swap rate on the Final Valuation Date, which will be used in the calculation of the payment at maturity, will be the swap rate as reported on Reuters page ICESWAP1. Historical performance of the swap rate should not be taken as an indication of future performance.  Future performance of the swap rate may differ significantly from historical performance, and no assurance can be given as to the swap rate during the term of the Notes, including on the Final Valuation Date.  We cannot give you assurance that the performance of the swap rate will result in the return of any of your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

1/1/2011	3/31/2011	3.830%	3.344%	3.573%
4/1/2011	6/30/2011	3.688%	3.014%	3.283%
7/1/2011	9/30/2011	3.318%	1.966%	2.107%
10/1/2011	12/31/2011	2.461%	2.017%	2.044%
1/1/2012	3/31/2012	2.434%	1.929%	2.234%
4/1/2012	6/30/2012	2.338%	1.661%	1.772%
7/1/2012	9/30/2012	1.954%	1.541%	1.672%
10/1/2012	12/31/2012	1.861%	1.627%	1.785%
1/1/2013	3/31/2013	2.139%	1.848%	2.006%
4/1/2013	6/30/2013	2.857%	1.820%	2.713%
7/1/2013	9/30/2013	3.159%	2.685%	2.788%
10/1/2013	12/31/2013	3.086%	2.630%	3.086%
1/1/2014	3/31/2014	3.072%	2.743%	2.859%
4/1/2014	6/30/2014	2.925%	2.502%	2.624%
7/1/2014	9/30/2014	2.775%	2.479%	2.635%
10/1/2014	12/31/2014	2.622%	2.209%	2.306%
1/1/2015	3/31/2015	2.349%	1.815%	2.032%
4/1/2015	6/30/2015	2.554%	1.943%	2.458%
7/1/2015	9/30/2015	2.522%	2.007%	2.007%
10/1/2015	12/31/2015	2.271%	1.925%	2.183%
1/1/2016	3/31/2016	2.165%	1.522%	1.666%
4/1/2016	6/6/2016*	1.786%	1.581%	1.611%

* Information for the second calendar quarter of 2016 includes data for the period from April 1, 2016 through June 6, 2016. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2016.

When reviewing the historical performance of the swap rate in the below graph, it is important to understand that a very small percentage point change in the swap rate can result in a significant loss on the Notes. For example, the Barrier Level is equal to 0.8375% (i.e., the rate below which will result in a loss on your investment), which represents a decrease

PPS-9

of only 0.8375 percentage points from the Initial Swap Rate. Investors may lose up to 100% of the principal amount of the Notes.

10-Year U.S. Dollar ICE Swap Rate January 3, 2011 to June 6, 2016

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-10

UNITED STATES FEDERAL INCOME TAX TREATMENT

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed-rate short-term debt obligation that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a derivative in respect of the Underlier (the “Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Option Premium”).  As set forth on the cover of this preliminary pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Option Premium.  The terms of your Notes require you and us to allocate the interest payments as set forth on the cover, but this allocation is not binding on the Internal Revenue Service.  Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

It would generally be reasonable to account for amounts treated as interest on the Deposit as subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes.  The rules governing short-term debt obligations are complex, however, and you should consult your tax advisor in this regard.  For a further discussion of the tax considerations applicable to short-term debt obligations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement.  Amounts treated as Option Premium should generally be deferred and accounted for upon the sale or maturity of the Notes, as discussed below.

The receipt of cash upon the maturity of your Notes (excluding cash attributable to the final monthly interest payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Option.  Under such characterization, you would likely generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Option Premium paid to you over the term of the Notes (including the Option Premium received at maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at maturity (excluding cash attributable to the final monthly interest payment on the Notes).

Upon a sale of your Notes, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the sum of (a) the amount you receive at such time (excluding amounts attributable to accrued but unpaid interest on the Deposit, which will be taxed as ordinary income) and (b) any amount of Deposit Premium previously received and deferred as described above and (ii) the amount you paid for your Notes.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

PPS-11

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Alternative Treatments.  There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above.  For example, it is possible that any gain or loss on the Option could be treated as ordinary gain or loss.

Additionally, it is possible that the Notes could be treated as a contingent short-term debt obligation.  If your Notes are so treated, you may be required to include as ordinary income the entire interest payment on the Notes (and not just the interest on the Deposit). However, no specific rules govern contingent short-term debt obligations, and accordingly you should consult your tax advisor regarding this alternative characterization of the Notes.

It is also possible that the Notes could be treated as a pre-paid income-bearing derivative contract in respect of the Underlier, in which case you may be required to include the entire monthly interest payment on the Notes in ordinary income (and not just the interest on the Deposit).

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component.  If the Notes were treated as notional principal contracts, you could in effect be required to include all of the interest payments in income, rather than only the portion thereof denoted as Deposit Income on the cover of the preliminary pricing supplement, and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

We will deliver the Notes against payment therefor in New York, New York on June 13, 2016, which is the fourth scheduled business day following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to three business days before delivery will be required, by virtue of the fact that the Notes will initially settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

PPS-12

US$

BARCLAYS BANK PLC

FIXED RATE BARRIER NOTES LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE

DUE JUNE 13, 2017

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013,

 THE PROSPECTUS SUPPLEMENT DATED JULY 19, 2013,

AND THE PROSPECTUS ADDENDUM DATED FEBRUARY 3, 2015)